April 27, 2018


Via E-mail
Christopher Reeg
Chief Executive Officer
Fuse Medical, Inc.
1565 North Central Expressway, Suite 220
Richardson, TX 75080

       Re:    Fuse Medical, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2017
              Filed April 6, 2018
              File No. 000-10093

Dear Mr. Reeg:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 9A. Controls and Procedures, page 25

   1. We note that your chief executive officer and your chief financial officer, with the participation of your board, believe that your disclosure controls and procedures, as of
      December 31, 2017, are significantly improved since December 31, 2016. Please provide your conclusion as of December 31, 2017 regarding the effectiveness of your disclosure controls and procedures pursuant to Item 307 of Regulation S-K. The conclusion should specify if the disclosure controls and procedures are `effective' or `not effective' as of
      December 31, 2017.

   2. Please provide management's annual report on internal control over financial reporting pursuant to the requirements in Item 308 of Regulation S-K.
 Christopher Reeg
Fuse Medical, Inc.
April 27, 2018
Page 2

Changes in Internal Control of Financial Reporting, page 25

    3. We note that you integrated your functions with the operations of CPM in 2017. Please identify and disclose any material changes in your internal control over financial reporting or provide a statement to the effect that, other than the changes noted in regard to the integration of functions, there were no other changes in internal control over financial reporting.

Note 3. Acquisition, page F-13

    4. Your disclosure in the third paragraph of Note 3 indicates that you recognized goodwill of $820,000 in connection with the transaction in which NC 143 acquired 5 million shares of common stock for a purchase price of $400,000 and RMI acquired 4 million shares of common stock for $320,000. Since NC 143 or RMI did not individually acquire control of the Company in this transaction or could be considered the accounting acquirer, please tell us why believe this transaction represents a business combination in which goodwill should be recognized. Refer to the guidance in ASC 805-10-25.

    5. Your disclosure indicates that the CPM Acquisition Agreement provides for earn-out payments to NC 143 subject to certain sales and profitability targets being met by the
       Company for years after 2017, and the fair value of the earn-out was recorded at
       $19,244,543 at the effective date of the merger. Please revise to explain in further detail the significant terms of the earn-out arrangement including an estimate of the range of possible outcomes. Refer to the disclosure requirements outlined in ASC 805-30-50-1(c).
       Also, your disclosures on page F-9 explaining how you valued the earn-out obligation are general and do not provide much insight into how the fair value of this obligation was determined. Please explain in further detail the methods and assumptions that were used to determine the fair value of this obligation at the acquisition date.

    6. Please explain how you considered the guidance in ASC 805-10-55-24 and 805-10-55-25 in determining that the earn-out payment should not be accounted for as profit sharing or compensation expense in your financial statements since the earn-out payments will benefit Mark W. Brooks, your principal shareholder, President, and Chairman of the
       Board of Directors.

    7. You indicate in the first paragraph on page F-9 that adjustments to the earn-out liability may occur as a result of changes in your estimates and any adjustments to the liability will be recorded as a non-cash gain or loss to additional paid-in-capital. Please explain why your adjustments to the earn-out liability will not be reflected in your earnings pursuant to the guidance in ASC 805-30-35-1(b).
 Christopher Reeg
Fuse Medical, Inc.
April 27, 2018
Page 3

Note 11. Related Party Transactions
CPM Acquisition, page F-22

    8. Your disclosure in Note 11 indicates that because NC 143 and RMI had combined majority control of your issued and outstanding common stock and they jointly have the power to appoint a majority of the members of your Board, the CPM acquisition was accounted for as a reverse acquisition of an entity under common control. Given that both NC 143 and RMI each owned less than a majority of your common shares at the date of CPM acquisition and therefore neither entity individually controlled the Company at this date, please explain in further detail why you believe it was appropriate to account for the merger with CPM as a merger of entities under common control. Refer to the guidance outlined in ASC 805-50-15.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at (202) 551-3774 or Linda Cvrkel at (202) 551-3813
with any questions.


                                                             Sincerely,

                                                             /s/Craig Arakawa
for

                                                             Rufus Decker
                                                             Accounting Branch
Chief
                                                             Office of
Beverages, Apparel and
                                                             Mining